UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 27, 2006



BRUNSWICK CORPORATION

(Exact Name of Registrant Specified in Charter)

Delaware	**001-01043**	**36-0848180**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(I.R.S. Employer Identification No.)**

1 N. Field Court	
Lake Forest, Illinois	**60045-4811**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (847) 735-4700

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a- 12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240, 14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240, 13e-4(c))

ITEM 2.02 Results of Operations and Financial Condition.

On July 27, 2006, Brunswick Corporation announced its financial results for the second quarter of 2006. The news release issued by Brunswick announcing its earnings is incorporated herein by reference and is included as Exhibit 99.1 to this Current Report on Form 8-K.

In the news release, Brunswick uses non-GAAP financial measures. For purposes of SEC Regulation G, a "non-GAAP financial measure" is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Operating and statistical measures and certain ratios and other statistical measures are not non-GAAP financial measures. GAAP refers to generally accepted accounting principles in the United States.

Brunswick has used the financial measures that are included in the news release for several years, both in presenting its results to stockholders and the investment community and in its internal evaluation and management of its businesses. Brunswick's management believes that these measures (including those that are "non-GAAP financial measures") and the information they provide are useful to investors because they permit investors to view Brunswick's performance using the same tools that Brunswick uses and to better evaluate Brunswick's ongoing business performance. Brunswick's management believes that the non-GAAP financial measure "free cash flow" is also useful to investors because it is an indication of cash flow that may be available for investment in future growth initiatives. Brunswick defines free cash flow as cash flow from operating and investing activities (excluding acquisitions and investments) and excluding financing activities. In addition, Brunswick's management believes that presentation of: (i) diluted earnings per share excluding a first quarter 2005 investment sale gain and the effect of certain tax-related items; (ii) net sales excluding acquisitions not reflected in the prior year's results; and (iii) Brunswick's effective tax rate excluding a tax reserve reduction, provide a more meaningful comparison to prior results.

The information in this report and the exhibit attached hereto shall not be deemed to be "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ITEM 9.01 Financial Statements and Exhibits.

(c) Exhibits:

<u>Exhibit No.</u>	<u>Description of Exhibit</u>
99.1	News Release, dated July 27, 2006, of Brunswick Corporation, announcing its earnings for the second quarter 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BRUNSWICK CORPORATION

Dated: July 27, 2006   By: /s/ ALAN L. LOWE
                                                   Name: Alan L. Lowe
                                                   Title: Vice President and Controller

EXHIBIT INDEX:

Exhibit No.	Description of Exhibit
99.1	News Release, dated July 27, 2006, of Brunswick Corporation, announcing its earnings for the second quarter 2006.

Brunswick Corporation 1 N. Field Court Lake Forest, IL 60045
Telephone 847.735.4700 Facsimile 847.735.4750
www.brunswick.com

Release: IMMEDIATE
Contact: Kathryn Chieger
             Vice President – Corporate and Investor Relations
Phone: 847-735-4612

BRUNSWICK REPORTS EPS OF $0.99
FROM CONTINUING OPERATIONS IN SECOND QUARTER

LAKE FOREST, Ill., July 27, 2006 -- Brunswick Corporation (NYSE: BC) reported today earnings from continuing operations of $0.99 per diluted share for the second quarter of 2006, compared with $1.12 per diluted share for the year-ago second quarter. Earnings from continuing operations for the second quarter of 2006 include a $0.06 per diluted share benefit from tax-related items.

"We are pleased with our second quarter results given the increasingly difficult economic environment in which consumers are deferring expenditures for discretionary items, a factor affecting retail demand especially for marine products," said Brunswick Chairman and Chief Executive Officer Dustan E. McCoy. "Total sales increased 1 percent in the quarter due to contributions from our boat and fitness equipment operations. If we exclude incremental sales from acquired businesses, however, organic sales actually declined 5 percent. Lower organic sales, a mix shift to lower-margin products along with higher raw material and component costs, partially offset by lower operating expense, were the primary drivers behind a reduction in operating margins to 9.0 percent in the second quarter of 2006 from 11.0 percent in the comparable quarter a year ago."

Second Quarter Results

For the quarter ended June 30, 2006, net sales increased 1 percent to $1,543.1 million, up from $1,531.6 million a year earlier. Operating earnings declined 18 percent to $138.2 million compared with $168.2 million in the year-ago quarter, and operating margins were 9.0 percent, down from 11.0 percent. Net earnings from continuing

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operations totaled $94.5 million, or $0.99 per diluted share, down from $111.0 million, or $1.12 per diluted share, for the second quarter of 2005. In the second quarter of 2006, the company recorded a tax benefit of $0.06 per diluted share resulting primarily from the resolution of a long-standing tax case with the Internal Revenue Service. Debt-to-total capital was 26.2 percent at quarter end as compared with 27.7 percent a year earlier, and cash totaled $310.6 million.

During the second quarter of 2006, the company announced its decision to pursue the sale of substantially all of its Brunswick New Technologies (BNT) business unit. As a result, the portions of BNT proposed for sale are being accounted for as discontinued operations. For the second quarter of 2006, the company reported a net loss from discontinued operations of $11.3 million, or $0.12 per diluted share, compared with net earnings of $3.1 million, or $0.03 per diluted share, for the second quarter of 2005.

The company said that during the second quarter of 2006, it acquired approximately 1.5 million shares of its common stock for approximately $56 million under a $500 million repurchase authorization. Over the past year, approximately 5.1 million shares have been acquired for about $193 million. Diluted shares outstanding averaged 95.5 million in the second quarter of 2006, down from 99.2 million for the second quarter of 2005.

Boat Segment

The Brunswick Boat Group comprises the Boat segment and produces fiberglass and aluminum boats and marine parts and accessories, as well as offers dealer management systems. The Boat segment reported net sales for the second quarter of $769.7 million, up 3 percent compared with $745.5 million in the second quarter of 2005. Excluding incremental sales from acquired businesses, organic boat sales declined 7 percent. Operating earnings decreased to $53.1 million from $74.9 million reported in the second quarter of 2005, and operating margins were 6.9 percent, down from 10.0 percent.

"We reduced production and increased promotional efforts in select product lines to manage pipeline inventories during the quarter," McCoy said. "The lower fixed cost

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absorption due to reduced production levels, coupled with the fact that we had lower sales in some of our higher-margin product lines, had an adverse effect on operating margins."

Marine Engine Segment

      The Marine Engine segment, consisting of the Mercury Marine Group, reported net sales of $668.5 million in the second quarter of 2006, down 2 percent from $683.5 million in the year-ago quarter. Operating earnings in the second quarter decreased 9 percent to $94.7 million versus $103.5 million, and operating margins declined to 14.2 percent from 15.1 percent for the same quarter in 2005.

      "The reduction in sales was primarily driven by a decline in our domestic outboard engine business, partially offset by increased sales of products outside of the United States," McCoy said. "Operating margins were adversely affected by lower sales along with the shift in product mix to lower-margin, low-emission outboard engines. Approximately 91 percent of our U.S. outboard sales in the second quarter of 2006 came from low-emission engines, up from 71 percent in the year-ago quarter."

Fitness Segment

      The Fitness segment is comprised of the Life Fitness Division, which manufactures and sells Life Fitness, Hammer Strength and ParaBody fitness equipment. Fitness segment sales increased 8 percent in the quarter to $129.7 million, up from $120.4 million in the year-ago quarter. Operating earnings for the quarter totaled $7.4 million, up 45 percent from $5.1 million in the second quarter of 2005, and operating margins increased 150 basis points to 5.7 percent from 4.2 percent a year ago.

      "Through its market drive and increasing focus on improving productivity, Life Fitness produced a quarter of both solid sales increases with improving margins," McCoy explained. "Segment sales benefited from continued expansion of health clubs in both domestic and international markets. At the same time, our continued emphasis on containing operating expenses led to the operating margin improvement."

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Bowling & Billiards Segment

The Bowling & Billiards segment is comprised of the Brunswick retail bowling centers; bowling equipment and products; and billiards, Air Hockey and foosball tables. Segment sales in the second quarter of 2006 totaled $110.1 million, down 4 percent compared with $114.9 million in the year-ago quarter. Year-over-year operating earnings were $0.6 million in the second quarter versus $5.2 million, and operating margins fell to 0.5 percent compared with 4.5 percent in 2005.

"Segment sales were affected by a decline in sales of bowling equipment compared with a year ago. Quarterly product sales tend to fluctuate throughout the year as they are tied to the timing of new center openings by independent proprietors. The segment also reported lower billiards sales, reflecting customers' desire to postpone discretionary purchases in these economic times," McCoy commented. "Despite fewer centers versus a year ago, our bowling retail operation posted single-digit sales gains due to increased traffic at existing centers and the addition of two new Brunswick Zone XLs. Operating margins were adversely affected by lower equipment sales, new center start-up costs, as well as the costs associated with the closure of four bowling centers and renovation of a Massachusetts bowling center damaged by floods in the second quarter."

Six-Month Results

For the six months ended June 30, 2006, the company had net sales of $2,956.4 million, up 3 percent from $2,874.1 million for the first half of 2005. Excluding contributions from acquired businesses, sales were down 3 percent. Operating earnings totaled $236.4 million for the first half of 2006, down from $267.0 million for the corresponding period in 2005, and operating margins declined to 8.0 percent versus 9.3 percent a year ago. Net earnings from continuing operations for the first six months of 2006 were $168.6 million, or $1.76 per diluted share, down from $205.0 million, or $2.07 per diluted share, for the same period in 2005. Results for the first half of 2006 include the $0.06 per diluted share tax benefit recorded in the second quarter, as noted above, and a $0.13 per diluted share tax benefit recorded in the first quarter. Results

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for the first half of 2005 include an after-tax gain of $31.5 million, equivalent to $0.32 per diluted share, recorded in the first quarter on the sale of MarineMax, Inc. stock.

For the first half of 2006, the company reported a net loss from discontinued operations of $18.0 million, or $0.19 per diluted share, compared with net earnings of $3.7 million, or $0.04 per diluted share, for the same period in 2005.

Looking Ahead

"Throughout the second quarter of 2006, we experienced declining retail demand for marine products, which has resulted in an increase in pipeline inventories. At quarter end, there were 26 weeks of supply of boats and 21 weeks of supply of engines, up from 23 weeks for boats and 20 weeks for engines a year ago," McCoy said. "Managing pipelines is essential in a cyclical, as well as a seasonal, business. With the off-season quickly approaching, we can't rely solely on retail demand to rebalance the pipeline. So, we are planning further production cuts to manage pipelines for the 2007 model year, which began on July 1. As we previously announced, we are estimating that our 2006 earnings from continuing operations will fall in the range of $2.40 to $2.55 per diluted share, excluding tax-related benefits either already realized or expected for the year. That compares with the $3.13 per share we reported in 2005 from continuing operations, excluding tax-related benefits and the gain on the sale of MarineMax stock. The decline in earnings is primarily due to reduced sales and the impact of fixed cost absorption from production cuts needed to adjust pipeline inventories."

"While we can't control market conditions, we will continue to operate our businesses in the most efficient manner possible and continue to execute relentlessly against our five key strategies: having new, high-quality products coming to the market faster than the competition; providing our dealers with profit opportunities not available elsewhere; be best cost in our industries; be global; and attract and retain talent," McCoy added. "In doing so, we will achieve our long-term value creation objectives and better position the company to benefit our shareholders when industry conditions improve."

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Forward-Looking Statements

Certain statements in this press release are forward looking as defined in the Private Securities Litigation Reform Act of 1995. These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this filing. These risks include, but are not limited to: the effect of a weak economy and stock market on consumer confidence and thus the demand for marine, fitness, billiards and bowling equipment and products; competitive pricing pressures; the success of new product introductions; the ability to maintain market share in high-margin products; competition from new technologies; competition in the consumer electronics markets; imports from Asia and increased competition from Asian competitors; the ability to obtain component parts from suppliers; the ability to maintain effective distribution; the financial strength of dealers, distributors and independent boat builders; the ability to transition and ramp up certain manufacturing operations within time and budgets allowed; the ability to maintain product quality and service standards expected by our customers; the ability to successfully manage pipeline inventories; the success of global sourcing and supply chain initiatives; the ability to successfully integrate acquisitions; the ability to successfully complete announced divestitures; the success of marketing and cost management programs; the ability to develop product technologies that comply with regulatory requirements; the ability to complete environmental remediation efforts and resolve claims and litigation at the cost estimated; the impact of weather conditions on demand for marine products and retail bowling center revenues; shifts in currency exchange rates; adverse foreign economic conditions; and the impact of interest rates and fuel prices on demand for marine products. Additional factors are included in the company's Annual Report on Form 10-K for 2005 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

About Brunswick

Headquartered in Lake Forest, Ill., Brunswick Corporation endeavors to instill "Genuine Ingenuity"™ in all its leading consumer brands, including Mercury and Mariner outboard engines; Mercury MerCruiser sterndrives and inboard engines; MotorGuide trolling motors; Teignbridge propellers; MotoTron electronic controls; Albemarle, Arvor, Baja, Bayliner, Bermuda, Boston Whaler, Cabo Yachts, Crestliner, HarrisKayot, Hatteras, Laguna, Lowe, Lund, Maxum, Meridian, Örnvik, Palmetto, Princecraft, Quicksilver, Savage, Sea Boss, Sea Pro, Sea Ray, Sealine, Triton, Trophy, Uttern and Valiant boats; Attwood marine parts and accessories; Land 'N' Sea, Kellogg Marine, Diversified Marine and Benrock parts and accessories distributors; IDS dealer management systems; Life Fitness, Hammer Strength and ParaBody fitness equipment; Brunswick bowling centers, equipment and consumer products; Brunswick billiards tables; and Valley-Dynamo pool, Air Hockey and foosball tables. For more information, visit www.brunswick.com

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Brunswick Corporation
Comparative Consolidated Statements of Income
(in millions, except per share data)
(unaudited)

	Three Months Ended June 30		
	2006	2005	% Change
Net sales	$ **1,543.1**	$ 1,531.6	1%
Cost of sales	**1,188.3**	1,145.0	4%
Selling, general and administrative expense	**182.6**	187.9	-3%
Research and development expense	**34.0**	30.5	11%
Operating earnings	**138.2**	168.2	-18%
Equity earnings	**6.6**	5.6	18%
Other income (expense), net	**(2.5)**	0.1	NM
Earnings before interest and income taxes	**142.3**	173.9	-18%
Interest expense	**(14.2)**	(13.1)	8%
Interest income	**2.4**	3.5	-31%
Earnings before income taxes	**130.5**	164.3	-21%
Income tax provision	**36.0**	53.3	
Net earnings from continuing operations	**94.5**	111.0	-15%
Net earnings (loss) from discontinued operations, net of tax	**(11.3)**	3.1	NM
Net earnings	$ **83.2**	$ 114.1	-27%
Earnings per common share:			
Basic			
Earnings from continuing operations	$ **1.00**	$ 1.13	-12%
Earnings (loss) from discontinued operations	**(0.12)**	0.03	NM
Net earnings	$ **0.88**	$ 1.16	-24%
Diluted			
Earnings from continuing operations	$ **0.99**	$ 1.12	-12%
Earnings (loss) from discontinued operations	**(0.12)**	0.03	NM
Net earnings	$ **0.87**	$ 1.15	-24%
Weighted average number of shares used for computation of:			
Basic earnings per share	**94.7**	98.0	-3%
Diluted earnings per share	**95.5**	99.2	-4%
Effective tax rate [(1)]	**27.6%**	32.4%	
Supplemental Information			
Diluted earnings from continuing operations	$ **0.99**	$ 1.12	-12%
Tax reserve reassessment [(1)]	**(0.06)**	-	NM
Earnings from continuing operations, as adjusted	$ **0.93**	$ 1.12	-17%

(1) The decrease in the effective tax rate for the second quarter of 2006 was primarily due to a tax reserve reassessment of $5.8 million.

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Brunswick Corporation
Comparative Consolidated Statements of Income
(in millions, except per share data)
(unaudited)

	Six Months Ended June 30		
	2006	2005	% Change
Net sales	$ **2,956.4**	$ 2,874.1	3%
Cost of sales	**2,288.2**	2,166.3	6%
Selling, general and administrative expense	**367.3**	380.4	-3%
Research and development expense	**64.5**	60.4	7%
Operating earnings	**236.4**	267.0	-11%
Equity earnings	**11.8**	10.6	11%
Investment sale gain [(1)]	**-**	38.7	NM
Other expense, net	**(2.7)**	(0.8)	NM
Earnings before interest and income taxes	**245.5**	315.5	-22%
Interest expense	**(27.8)**	(26.1)	7%
Interest income	**5.4**	6.2	-13%
Earnings before income taxes	**223.1**	295.6	-25%
Income tax provision	**54.5**	90.6	
Net earnings from continuing operations	**168.6**	205.0	-18%
Net earnings (loss) from discontinued operations, net of tax	**(18.0)**	3.7	NM
Net earnings	$ **150.6**	$ 208.7	-28%
Earnings per common share:			
Basic			
Earnings from continuing operations	$ **1.77**	$ 2.09	-15%
Earnings (loss) from discontinued operations	**(0.19)**	0.04	NM
Net earnings	$ **1.58**	$ 2.13	-26%
Diluted			
Earnings from continuing operations	$ **1.76**	$ 2.07	-15%
Earnings (loss) from discontinued operations	**(0.19)**	0.04	NM
Net earnings	$ **1.57**	$ 2.11	-26%
Weighted average number of shares used for computation of:			
Basic earnings per share	**95.2**	97.8	-3%
Diluted earnings per share	**96.1**	99.1	-3%
Effective tax rate [(2)]	**24.4%**	30.6%	
<u>**Supplemental Information**</u>			
Diluted earnings from continuing operations	$ **1.76**	$ 2.07	-15%
Tax reserve reassessment [(2)]	**(0.19)**	-	NM
Investment sale gain [(1)]	**-**	(0.32)	NM
Earnings from continuing operations, as adjusted	$ **1.57**	$ 1.75	-10%

(1) The Company sold its investment in MarineMax, Inc., pursuant to a registered public offering by MarineMax.
(2) The decrease in the effective tax rate for the first six months of 2006 was primarily due to a tax reserve
        reassessment of $18.2 million.

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Brunswick Corporation
Selected Financial Information
(in millions)
(unaudited)

Segment Information

	Three Months Ended June 30							
	Net Sales			Operating Earnings			Operating Margin	
	2006	2005	% Change	2006	2005	% Change	2006	2005
Boat	$ **769.7**	$ 745.5	3%	$ **53.1**	$ 74.9	-29%	**6.9%**	10.0%
Marine Engine	**668.5**	683.5	-2%	**94.7**	103.5	-9%	**14.2%**	15.1%
Marine eliminations	**(134.9)**	(132.3)		**-**	-			
Total Marine	**1,303.3**	1,296.7	1%	**147.8**	178.4	-17%	**11.3%**	13.8%
Fitness	**129.7**	120.4	8%	**7.4**	5.1	45%	**5.7%**	4.2%
Bowling & Billiards	**110.1**	114.9	-4%	**0.6**	5.2	-88%	**0.5%**	4.5%
Eliminations	**-**	(0.4)		**-**	-			
Corp/Other	**-**	-		**(17.6)**	(20.5)	14%		
Total	$ **1,543.1**	$ 1,531.6	1%	$ **138.2**	$ 168.2	-18%	**9.0%**	11.0%

	Six Months Ended June 30							
	Net Sales			Operating Earnings			Operating Margin	
	2006	2005	% Change	2006	2005	% Change	2006	2005
Boat	$ **1,520.7**	$ 1,426.2	7%	$ **101.5**	$ 124.0	-18%	**6.7%**	8.7%
Marine Engine	**1,223.5**	1,225.8	0%	**139.6**	155.5	-10%	**11.4%**	12.7%
Marine eliminations	**(276.2)**	(250.9)		**-**	-			
Total Marine	**2,468.0**	2,401.1	3%	**241.1**	279.5	-14%	**9.8%**	11.6%
Fitness	**263.7**	247.9	6%	**16.3**	11.5	42%	**6.2%**	4.6%
Bowling & Billiards	**224.8**	226.4	-1%	**13.4**	16.3	-18%	**6.0%**	7.2%
Eliminations	**(0.1)**	(1.3)		**-**	-			
Corp/Other	**-**	-		**(34.4)**	(40.3)	15%		
Total	$ **2,956.4**	$ 2,874.1	3%	$ **236.4**	$ 267.0	-11%	**8.0%**	9.3%

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Brunswick Corporation
Comparative Consolidated Balance Sheet
(in millions)
(unaudited)

	June 30, 2006	December 31, 2005	June 30, 2005
Assets			
Current assets			
Cash and cash equivalents	**$ 310.6**	$ 487.7	$ 508.6
Accounts and notes receivables, net	**542.5**	471.6	481.2
Inventories			
Finished goods	**393.4**	384.3	397.3
Work-in-process	**338.6**	298.5	305.9
Raw materials	**141.9**	134.1	140.5
Net inventories	**873.9**	816.9	843.7
Deferred income taxes	**266.4**	274.8	298.3
Prepaid expenses and other	**64.4**	70.3	54.5
Current assets held for sale	**113.5**	113.7	80.6
Current assets	**2,171.3**	2,235.0	2,266.9
Net property	**989.0**	953.3	879.3
Other assets			
Goodwill and other intangibles	**995.3**	949.2	931.5
Investments and other long-term assets	**385.5**	391.0	369.4
Long-term assets held for sale	**92.3**	93.0	89.7
Other assets	**1,473.1**	1,433.2	1,390.6
Total assets	**$ 4,633.4**	$ 4,621.5	$ 4,536.8
Liabilities and shareholders' equity			
Current liabilities			
Short-term debt	**$ 1.0**	$ 1.1	$ 3.1
Accounts payable	**406.5**	431.7	408.9
Accrued expenses and accrued income taxes	**786.7**	803.8	791.8
Current liabilities held for sale	**64.9**	68.6	45.5
Current liabilities	**1,259.1**	1,305.2	1,249.3
Long-term debt	**722.6**	723.7	729.4
Other long-term liabilities	**601.4**	608.1	642.3
Long-term liabilities held for sale	**6.8**	5.7	5.0
Common shareholders' equity	**2,043.5**	1,978.8	1,910.8
Total liabilities and shareholders' equity	**$ 4,633.4**	$ 4,621.5	$ 4,536.8

Supplemental Information

Debt-to-capitalization rate	**26.2%**	26.8%	27.7%

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Brunswick Corporation
Comparative Consolidated Condensed Statements of Cash Flows
(in millions)
(unaudited)

	Six Months Ended June 30	
	2006	**2005**
Cash flows from operating activities		
Net earnings	$ **168.6**	$ 205.0
Depreciation and amortization	**81.7**	75.9
Changes in noncash current assets and current liabilities	**(150.9)**	(153.4)
Income taxes and other, net	**27.0**	(21.0)
Net cash provided by (used for) operating activities of continuing operations	**126.4**	106.5
Net cash provided by (used for) operating activities of discontinued operations	**(32.7)**	4.9
Net cash provided by (used for) operating activities	**93.7**	111.4
Cash flows from investing activities		
Capital expenditures	**(97.3)**	(79.9)
Acquisitions of businesses, net of cash and debt acquired	**(74.0)**	(86.8)
Investments	**2.7**	(4.7)
Proceeds from sale of property, plant and equipment	**5.4**	11.8
Proceeds from investment sale [(1)]	**-**	57.9
Net cash provided by (used for) investing activities of continuing operations	**(163.2)**	(101.7)
Net cash provided by (used for) investing activities of discontinued operations	**(3.5)**	(9.5)
Net cash provided by (used for) investing activities	**(166.7)**	(111.2)
Cash flows from financing activities		
Net issuances (repayments) of commercial paper and other short-term debt	**0.4**	1.1
Payments of long-term debt including current maturities	**(0.6)**	(1.9)
Stock repurchases	**(117.3)**	-
Stock options exercised	**13.4**	9.4
Net cash provided by (used for) financing activities of continuing operations	**(104.1)**	8.6
Net cash provided by (used for) financing activities of discontinued operations	**-**	-
Net cash provided by (used for) financing activities	**(104.1)**	8.6
Net increase (decrease) in cash and cash equivalents	**(177.1)**	8.8
Cash and cash equivalents at January 1	**487.7**	499.8
Cash and cash equivalents at June 30	$ **310.6**	$ 508.6
Free Cash Flow from Continuing Operations		
Net cash provided by (used for) operating activities of continuing operations	$ **126.4**	$ 106.5
Net cash provided by (used for):		
Capital expenditures	**(97.3)**	(79.9)
Proceeds from investment sale [(1)]	**-**	57.9
Proceeds from sale of property, plant and equipment	**5.4**	11.8
Total Free Cash Flow from Continuing Operations	$ **34.5**	$ 96.3

(1) Pre-tax proceeds from the sale of the Company's investment in MarineMax, Inc., net of selling costs.

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